                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2000


                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



                    1050 Caribbean Way, Miami, Florida 33132
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   [X]       Form 40-F   [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes    [ ]            No     [X]

                          ROYAL CARIBBEAN CRUISES LTD.
                           QUARTERLY FINANCIAL REPORT
                               SECOND QUARTER 2000

                          ROYAL CARIBBEAN CRUISES LTD.

                       INDEX TO QUARTERLY FINANCIAL REPORT

                                                       Page
                                                       ----
Consolidated Statements of Operations
for the Second Quarters and Six Months Ended
June 30, 2000 and 1999                                  1

Consolidated Balance Sheets as of
June 30, 2000 and December 31, 1999                     2

Consolidated Statements of Cash
Flows for the Six Months Ended
June 30, 2000 and 1999                                  3

Notes to the Consolidated Financial
Statements                                              4

Management's Discussion and
Analysis of Financial Condition and
Results of Operations                                   7



                          ROYAL CARIBBEAN CRUISES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (unaudited, in thousands, except per share amounts)


                                                        Second Quarter Ended June 30,          Six Months Ended June 30,
                                                        -----------------------------       -----------------------------
                                                            2000              1999              2000              1999
                                                        -----------       -----------       -----------       -----------
Revenues                                                $   680,731       $   617,664       $ 1,388,517       $ 1,227,710
                                                        -----------       -----------       -----------       -----------
Expenses
     Operating                                              390,599           370,210           793,778           736,823
     Marketing, selling and administrative                  104,273            90,879           212,688           178,693
     Depreciation and amortization                           54,663            48,465           111,219            95,694
                                                        -----------       -----------       -----------       -----------
                                                            549,535           509,554         1,117,685         1,011,210
                                                        -----------       -----------       -----------       -----------

Operating Income                                            131,196           108,110           270,832           216,500
                                                        -----------       -----------       -----------       -----------

Other Income (Expense)
     Interest income                                          2,510             1,164             3,883             2,055
     Interest expense, net of capitalized interest          (31,348)          (33,953)          (63,326)          (69,175)
     Other income (expense)                                   5,900            10,026             2,397            26,163
                                                        -----------       -----------       -----------       -----------
                                                            (22,938)          (22,763)          (57,046)          (40,957)
                                                        -----------       -----------       -----------       -----------

Net Income                                              $   108,258       $    85,347       $   213,786       $   175,543
                                                        ===========       ===========       ===========       ===========
Earnings Per  Share
     Basic                                              $      0.57       $      0.49       $      1.13       $      1.00
                                                        ===========       ===========       ===========       ===========

     Diluted                                            $      0.56       $      0.47       $      1.11       $      0.96
                                                        ===========       ===========       ===========       ===========

Weighted Average Shares Outstanding
     Basic                                                  190,951           169,341           186,709           169,200
                                                        ===========       ===========       ===========       ===========
     Diluted                                                192,002           183,474           192,635           183,280
                                                        ===========       ===========       ===========       ===========



   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                                                         As of
                                                                          ------------------------------------
                                                                            June 30,              December 31,
                                                                              2000                    1999
                                                                          -----------             -----------
                                                                          (unaudited)
                                     ASSETS
Current Assets
     Cash and cash equivalents                                            $    94,011             $    63,470
     Trade and other receivables, net                                          36,729                  53,459
     Inventories                                                               27,161                  26,398
     Prepaid expenses                                                          47,498                  51,050
                                                                          -----------             -----------
           Total current assets                                               205,399                 194,377

Property and Equipment - at cost less accumulated depreciation              6,329,368               5,858,185
Goodwill - less accumulated amortization of $122,985 and
     $117,778, respectively                                                   294,181                 299,388
Other Assets                                                                   33,955                  28,561
                                                                          -----------             -----------
                                                                          $ 6,862,903             $ 6,380,511
                                                                          ===========             ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
     Current portion of long-term debt                                    $   118,967             $   128,086
     Accounts payable                                                         124,443                 103,041
     Accrued liabilities                                                      189,344                 209,104
     Customer deposits                                                        552,910                 465,033
                                                                          -----------             -----------
           Total current liabilities                                          985,664                 905,264

Long-Term Debt                                                              2,444,774               2,214,091
Commitments and Contingencies

Shareholders' Equity
     Preferred stock                                                               --                 172,200
     Common stock                                                               1,920                   1,812
     Paid-in capital                                                        2,040,999               1,866,647
     Retained earnings                                                      1,395,304               1,225,976
     Treasury stock                                                            (5,758)                 (5,479)
                                                                          -----------             -----------
           Total shareholders' equity                                       3,432,465               3,261,156
                                                                          -----------             -----------
                                                                          $ 6,862,903             $ 6,380,511
                                                                          ===========             ===========



   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (unaudited, in thousands)


                                                                                 Six Months Ended June 30,
                                                                             -------------------------------
                                                                                2000                  1999
                                                                             ---------             ---------
Operating Activities
      Net income                                                             $ 213,786             $ 175,543
      Adjustments:
          Depreciation and amortization                                        111,219                95,694
      Changes in operating assets and liabilities:
          Decrease (increase) in trade and other receivables, net               16,730               (54,872)
          (Increase) decrease in inventories                                      (763)                1,048
          Decrease in prepaid expenses                                           3,552                 4,226
          Increase (decrease) in accounts payable, trade                        21,402               (17,054)
          (Decrease) in accrued liabilities                                    (19,760)               (4,410)
          Increase in customer deposits                                         87,877               127,386
          Other, net                                                               564                 1,998
                                                                             ---------             ---------
      Net cash provided by operating activities                                434,607               329,559
                                                                             ---------             ---------

Investing Activities
      Purchase of property and equipment                                      (577,099)             (249,686)
      Other, net                                                                (6,052)               (2,340)
                                                                             ---------             ---------
      Net cash used in investing activities                                   (583,151)             (252,026)
                                                                             ---------             ---------

Financing Activities
      Borrowings under credit facilities                                       285,000                    --
      Repayment of long-term debt                                              (63,436)              (60,586)
      Dividends                                                                (44,458)              (36,716)
      Other, net                                                                 1,979                 3,623
                                                                             ---------             ---------
      Net cash provided by (used in) financing activities                      179,085               (93,679)
                                                                             ---------             ---------

Net Increase (Decrease) in Cash and Cash Equivalents                            30,541               (16,146)
Cash and Cash Equivalents at Beginning of Period                                63,470               172,921
                                                                             ---------             ---------
Cash and Cash Equivalents at End of Period                                   $  94,011             $ 156,775
                                                                             =========             =========

Supplemental Disclosure
  Interest paid, net of amount capitalized                                   $  63,761             $  72,999
                                                                             =========             =========



   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1 - BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of management, the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. The Company's revenues are moderately seasonal and results for interim periods are not necessarily indicative of the results for the entire year.

The interim unaudited Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto for 1999.

NOTE 2 - EARNINGS PER SHARE

Below is a reconciliation between basic and diluted earnings per share for the quarters and six months ended June 30, 2000 and 1999 (in thousands, except per share amounts):

                                          Second Quarter Ended June 30, 2000             Second Quarter Ended June 30, 1999
                                     -----------------------------------------     ----------------------------------------
                                      Income          Shares        Per Share        Income         Shares        Per Share
                                     ---------        -------       ----------     ---------        -------      ----------
Net Income                           $ 108,258                                     $  85,347
Less: Preferred stock
    dividends                               --                                        (3,127)
                                     ---------                                     ---------
Basic EPS                            $ 108,258        190,951       $     0.57     $  82,220        169,341      $     0.49
                                                                    ==========                                   ==========

Effect of Dilutive
Securities:
    Stock options                                       1,051                                         3,485
    Convertible preferred stock             --             --                          3,127         10,648
                                     ---------      ---------                      ---------      ---------
Diluted EPS                          $ 108,258        192,002       $     0.56     $  85,347        183,474      $     0.47
                                     =========      =========       ==========     =========      =========      ==========




                                             Six Months Ended June 30, 2000                Six Months Ended June 30, 1999
                                     ------------------------------------------     ----------------------------------------
                                       Income          Shares         Per Share      Income           Shares       Per Share
                                     ---------         -------       ----------     ---------        -------      ----------
Net Income                           $ 213,786                                      $ 175,543
Less: Preferred stock dividends         (1,933)                                        (6,254)
                                     ---------                                      ---------
Basic EPS                            $ 211,853         186,709       $     1.13     $ 169,289        169,200      $     1.00
                                                                     ==========                                   ==========

Effect of Dilutive
Securities:
    Stock options                                        1,707                                         3,432
    Convertible preferred stock          1,933           4,219                          6,254         10,648
                                     ---------       ---------                       --------       --------
Diluted EPS                          $ 213,786         192,635       $     1.11     $ 175,543        183,280      $     0.96
                                     =========       =========       ==========     =========      =========      ==========



NOTE 3 - PREFERRED STOCK

The Company redeemed all outstanding shares of the convertible preferred stock on April 14, 2000. The shares of the convertible preferred stock stopped trading on the NYSE prior to the April 14th redemption date, and dividends ceased to accrue on the shares of convertible preferred stock on April 14th.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES. The Company currently has a total of 11 ships on order. The aggregate contract price of the 11 ships, which excludes capitalized interest and other ancillary costs, is approximately $4.6 billion of which the Company has deposited $390.1 million. Additional deposits are due prior to the dates of delivery of $113.7 million in 2000, $144.1 million in 2001, $121.8 million in 2002 and $27.8 million in 2003. The Company anticipates that overall capital expenditures will be approximately $1.4, $2.1 and $1.5 billion for 2000, 2001 and 2002, respectively.

LITIGATION. In January 2000, the Company entered into a settlement with the State of Alaska resolving a civil lawsuit relating to the Company's waste disposal practices in Alaska. The settlement calls for the Company to make payments totaling $3.3 million, which were accrued in 1999.

Beginning in August 1996, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on a portion of the port charges that were included in the price of cruise fares. The suits seek damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In December 1998, a Florida state court dismissed one of the suits for failure to state a claim under Florida law and in May 2000, the Florida Circuit Court of Appeals upheld the dismissal. The Company is not able at this time to estimate the timing or impact of these proceedings on the Company.

In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that the Company failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. The Company is not able at this time to estimate the impact of these proceedings on the Company; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on the Company's results of operations.

The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon the Company's financial condition or results of operations.

OTHER. The Company has commitments through 2014 to pay a minimum amount for its annual usage of certain port facilities (in thousands):

          Year
          ----
          2000                                      $  9,720
          2001                                        11,238
          2002                                        13,050
          2003                                        12,524
          2004                                        13,302
          Thereafter                                 138,060
                                                    --------
                                                    $197,894
                                                    ========
NOTE 5 - SUBSEQUENT EVENT

In July 2000, the Company purchased a new issue of convertible preferred stock, denominated in British Pound Sterling, for approximately $302 million from First Choice Holidays ("First Choice"). The convertible preferred stock carries a 6-3/4% coupon and provides for conversion at a price of approximately $2.85 per share based on current exchange rates. If converted, the Company's holding would represent approximately a 20% interest in First Choice.

In addition, the Company entered into a joint venture with First Choice to launch a European cruise line. As part of the transaction, VIKING SERENADE was transferred from the Company's fleet at a valuation of approximately $95.4 million. The contribution of VIKING SERENADE represents the Company's 50% investment in the joint venture as well as approximately $47.7 million towards the purchase price of the convertible preferred stock. The contribution of VIKING SERENADE resulted in a deferred gain of approximately $3.8 million which, for accounting purposes, was recorded as a reduction of the Company's investment in the joint venture. The Company will continue to operate VIKING SERENADE under a charter agreement until November 2001.

                          ROYAL CARIBBEAN CRUISES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     AS USED IN THIS DOCUMENT, THE TERMS "ROYAL CARIBBEAN", "WE", "OUR" AND "US" REFER TO ROYAL CARIBBEAN CRUISES LTD., THE TERM "CELEBRITY" REFERS TO CELEBRITY CRUISE LINES INC. AND THE TERMS "ROYAL CARIBBEAN INTERNATIONAL" AND "CELEBRITY CRUISES" REFER TO OUR TWO CRUISE BRANDS.

     Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", include forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

     o    general economic and business conditions,

     o    cruise industry competition,

     o    the impact of tax laws and regulations,

     o    changes in other laws and regulations,

     o    pending or threatened litigation,

     o    the delivery schedule of new vessels,

     o    emergency ship repairs,

     o    incidents involving cruise vessels at sea,

     o reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability,

     o    changes in interest rates and

     o    weather.

RESULTS OF OPERATIONS

         SUMMARY. Net income for the second quarter of 2000 increased 26.8% to $108.3 million or $0.56 per share on a diluted basis compared to $85.3 million or $0.47 per share for the same period in 1999. Second quarter results for 1999 included a $14.0 million charge related to a settlement with the U.S. Department of Justice.

Second quarter revenues were $680.7 million compared to $617.7 million for the same period in 1999. The increase in revenues is primarily the result of an increase in capacity associated with VOYAGER OF THE SEAS, which entered service in the fourth quarter of 1999.

For the six-month period ended June 30, 2000, net income increased 21.8% to $213.8 million or $1.11 per share as compared to $175.5 million or $0.96 per share in 1999. Revenues increased 13.1% to $1.4 billion for the six-month period ended June 30, 2000 as compared to $1.2 billion in 1999. The increase in revenues for the six-month period is primarily due to the increase in capacity associated with VOYAGER OF THE SEAS as well as the impact of ships out of service during the first half of 1999.

As a result of the ships out of service, certain operating margins are not comparative year over year.

The following table presents statements of operations data as a percentage of total revenues:

                                                           Second Quarter Ended June 30,             Six Months Ended June 30,
                                                           -----------------------------            --------------------------
                                                             2000                1999                2000                1999
                                                           -------              --------            ------              ------
      Revenues                                               100.0%              100.0%              100.0%              100.0%
      Expenses
           Operating                                          57.4                59.9                57.2                60.0
           Marketing, selling and administrative              15.3                14.7                15.3                14.6
           Depreciation and amortization                       8.0                 7.8                 8.0                 7.8
                                                            ------              ------              ------              ------
      Operating Income                                        19.3                17.6                19.5                17.6
      Other Income (Expense)                                  (3.4)               (3.8)               (4.1)               (3.3)
                                                            ------              ------              ------              ------
      Net Income                                              15.9%               13.8%               15.4%               14.3%
                                                            ======              ======              ======              ======


Our revenues are moderately seasonal due to variations in rates and occupancy percentages.

         REVENUES. Revenues for the second quarter of 2000 increased 10.2% to $680.7 million compared to $617.7 million for the same period in 1999. The increase in revenues for the second quarter was due to an 11.0% increase in capacity partially offset by a decline in gross revenue per available lower berth ("Gross Yield"). The increase in capacity is primarily associated with the addition of VOYAGER OF THE SEAS to our fleet in November 1999. The decline in Gross Yield was due to a lower percentage of guests electing to use our air program and lower shipboard revenue per diems due to a higher use of concessionaires onboard the Royal Caribbean International vessels in 2000. Concessionaires pay us a net commission, which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and related cost of sales are recorded on a gross basis. Net yield (net revenue per available lower berth) increased approximately 2% for the quarter. Occupancy for the second quarter increased to 106.1% compared to 104.8% for the same quarter in 1999.

Revenues for the first six months of 2000 increased 13.1% to $1.4 billion from $1.2 billion for the first six months of 1999. The increase in revenues was primarily due to a 13.2% increase in capacity and higher prices on our Millennium New Year's cruises, partially offset by the increased use of concessionaires as discussed above, and a decrease in the percentage of guests using our air program. Occupancy increased from 103.4% to 103.9% for the six months ended June 30, 2000.

         EXPENSES. Operating expenses increased 5.5% to $390.6 million for the second quarter of 2000 compared to $370.2 million for the same period in 1999. For the six months ended June 30, 2000, operating expenses increased 7.7% to $793.8 million compared to $736.8 million in 1999. Included in the quarter and six months ended June 30, 1999 is a $14.0 million charge related to a settlement with the U.S. Department of Justice. Excluding the settlement, the increase for the quarter and six months ended June 30, 2000 is primarily due to additional costs associated with the increased capacity discussed previously and an increase in fuel costs, partially offset by a decrease in air expense due to a lower percentage of guests electing to use our air program as well as lower shipboard cost of sales due to the increased use of concessionaires as discussed previously. Excluding the settlement, operating expenses as a percentage of revenues decreased from 57.7% to 57.4% and from 58.9% to 57.2% for the second quarter and first six months of 2000, respectively.

Marketing, selling and administrative expenses increased 14.7% to $104.3 million for the second quarter of 2000 from $90.9 million in 1999, and increased 19% to $212.7 million for the first six months of 2000 from $178.7 million for the comparable period in 1999. As a percentage of revenue, marketing, selling and administrative expenses increased to 15.3% from 14.7% in the second quarter of 1999, and for the six months ended June 30, 2000 increased to 15.3% from 14.6% for the same period in 1999. The increase is due primarily to an increase in television and consumer magazine advertising costs associated with our new ad campaigns to promote brand awareness, as well as an increased investment in information technology spending and staffing levels to support our capacity growth.

Depreciation and amortization increased 12.8% to $54.7 million in the second quarter of 2000 from $48.5 million in 1999 and 16.2% to $111.2 million for the first six months of 2000 from $95.7 million for the same period in 1999. The increase is due to incremental depreciation associated with the addition of VOYAGER OF THE SEAS to the fleet in November 1999 and shoreside capital expenditures primarily related to information technology in support of our growth plans.

         OTHER INCOME (EXPENSE). Gross interest expense (excluding capitalized interest) remained relatively consistent at $42.4 million in the second quarter of 2000 compared to $41.0 million in 1999, and $83.5 million for the six months ended June 30, 2000 versus $82.7 million for the same period in 1999. Capitalized interest increased $4.1 million and $6.7 million for the quarter and six months ended June 30, 2000, respectively, due to an increase in expenditures related to the ships under construction.

Included in Other income (expense) for the second quarter of 2000 is approximately $5.9 million of compensation received from the shipyard related to the late delivery of Celebrity's MILLENNIUM. Included in Other income (expense) for the second quarter and six months ended June 30, 1999 is approximately $9.4 million and $26.5 million, respectively, of loss-of-hire insurance resulting from ships out of service.

LIQUIDITY AND CAPITAL RESOURCES

         SOURCES AND USES OF CASH. Net cash provided by operating activities was $434.6 million for the first six months of 2000 compared to $329.6 million for the first quarter of 1999. The increase was due to higher net income as well as timing differences in cash payments and receipts relating to operating assets and liabilities.

During the first six months of 2000, we paid quarterly cash dividends on our common stock of $41.3 million as well as quarterly cash dividends on our preferred stock, totaling $3.1 million.

We made principal payments totaling $63.4 million during the first six months of 2000 under various term loans and capital lease agreements. In connection with the delivery of MILLENNIUM, we drew $285.0 million on our $1 billion revolving credit facility.

Our capital expenditures increased to $577.1 million for the first six months of 2000 compared to $249.7 million during the first six months of 1999. Capital expenditures for the first six months of 2000 included $355.4 million in payments for MILLENNIUM as well as $52.8 million in payments for ships under construction. Included in capital expenditures in 1999 is $185.5 million in payments for ships under construction.

Capitalized interest increased to $20.2 million in the first six months of 2000 from $13.5 million in the first six months of 1999. The increase is due to an increase in expenditures related to ships under construction.

         FUTURE COMMITMENTS. We currently have 11 ships on order for an additional capacity of 27,000 berths. The aggregate contract price of the 11 ships, which excludes capitalized interest and other ancillary costs, is approximately $4.6 billion of which we have deposited $390.1 million. Additional deposits are due prior to the dates of delivery of $113.7 million in 2000, $144.1 million in 2001, $121.8 million in 2002 and $27.8 million in 2003. In June 2000, we took delivery of the 2,000-passenger MILLENNIUM. We anticipate that overall capital expenditures will be approximately $1.4, $2.1 and $1.5 billion for 2000, 2001 and 2002, respectively.

We have options to purchase two additional Radiance-class vessels with delivery dates in the second quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. We have the right to cancel the first option on or before August 31, 2000, which we anticipate will be extended. We have the right to cancel the second option on or before delivery of RADIANCE OF THE SEAS, which is currently scheduled for the first quarter of 2001.

We had $2.6 billion of long-term debt as of June 30, 2000, of which $119.0 million is due during the twelve month period ending June 30, 2001.

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

         FUNDING SOURCES. As of June 30, 2000, our liquidity was approximately $1.7 billion consisting of $94.0 million in cash and cash equivalents and $1.6 billion available under various credit facilities. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under the available credit facilities, the incurrence of additional indebtedness and sales of securities in private or public securities markets. In addition, the agreements related to six of the 11 ships on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

                           INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-89015) filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ROYAL CARIBBEAN CRUISES LTD.
                                    (Registrant)



Date: August 18, 2000               By /s/ Richard J. Glasier
                                       ----------------------------------
                                       Richard J. Glasier
                                       Executive Vice President and
                                       Chief Financial Officer